April 23, 2010

Securities and Exchange Commission
100 F Street N.E.,
Washington, DC 20549-1004

ATTN: Document Control - EDGAR

Re: RiverSource Life Insurance Company ("Registrant")
      RiverSource Retirement Advisor Advantage Plus Variable Annuity RiverSource Retirement Advisor Select Plus Variable Annuity RiverSource Retirement Advisor 4 Advantage Variable Annuity RiverSource Retirement Advisor 4 Select Variable Annuity RiverSource Retirement Advisor 4 Access Variable Annuity RiverSource Guaranteed Term Annuity
          ("Variable Annuities")
    Post-Effective Amendment No. 2 on Form S-1
    File No. 333-149953

Dear Commissioners:

Registrant has filed its Post-Effective Amendment No. 2 on Form S-1 on or about April 23, 2010. Pursuant to Rule 461, the Underwriter, RiverSource Distributors, Inc., now respectfully requests that the effective date of the Registration be accelerated and that the Registration Statement be declared effective on April 30, 2010.

Yours truly,

RiverSource Distributors, Inc.


By:  /s/ Bruce H. Saul
      -----------------------
      Bruce H. Saul
      Chief Counsel